January 23, 2007    Via Edgar and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Amit Pande
Assistant Chief Accountant
100 F Street, N. E. Mail Stop 4561
Washington, D. C. 20549

Re: Navistar Financial Corporation
Item 4.02 Form 8
Filed November 9, 2006
File No. 001-11921

Dear Mr. Pande:

On behalf of Navistar Financial Corporation (the “Corporation”), this letter is in response to comments provided by the Securities and Exchange Commission (“SEC” or “Commission”) staff in a letter dated November 14, 2006, with respect to the Corporation’s disclosure in Item 4.02 on the Form 8-K filed November 9, 2006. The SEC’s comments are set forth in full with the Corporation’s responses immediately following in bold and italics.

Navistar Financial Corporation acknowledges that: (i) the Corporation is responsible for the adequacy of the disclosure in the filing; (ii) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Corporation may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States; and, finally, (iv) the Division of Enforcement has access to all information the Corporation provides to the staff in connection with staff’s comments on the filing noted above.

In these replies the following naming convention is used:
“Corporation” or “NFC” refers to Navistar Financial Corporation, File No. 001-04146 or 1-11921; “Navistar” or “NIC” or “parent company” refers to Navistar International Corporation File No. 001-9618; “International” refers to International Truck and Engine Corporation which owns 100% of NFC. NIC owns 100% of ITEC.

General

1.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

The Corporation’s disclosure in Item 4.02, did not include a timeline or the method the restatements will take since the Corporation was in the early stages of determining which deals would be affected.

The Corporation intends to provide amended and restated quarterly results for 2004 and 2005 in the Form 10-K for fiscal 2005. The Corporation will file the Form 10-Q’s for fiscal 2006 with restated 2005 information. In both cases, the footnotes to the financial statements will provide an explanation of the changes.

NFC will not be able to file either the 2005 Form 10-K or the 2006 Forms 10-Q until it has concluded its restatement; NIC has concluded its restatement; and the Corporations management has determined that the issues in the NIC restatement do not impact NFC. As announced by NIC on December 15, 2006, NIC will not file prior to January 31, 2007 (the previously announced expected date). NIC has not provided a new timeline.

If you have any questions, please contact me at 630-753-4094 or john.mulvaney@nav-international.com.

Sincerely,

Cc: Kristin Moran, General Counsel Navistar Financial Corporation
Pamela J. Turbeville
Steven K. Covey
Robert Perna
John P. Waldron
William A. Caton
Matthew Kipp, Skadden Arps Slate Meagher & Flom LLP.